Exhibit 99.1

Press Release

GasLog Ltd. Announces 2017 Annual General Meeting

MONACO – February 17, 2017 – GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Board of Directors has called an annual general meeting to be held in Monaco on Thursday, May 4, 2017.

Shareholders of record at the close of business on Friday, March 10, 2017 will be entitled to receive notice of, and to vote at, the annual general meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog’s proxy statement will be sent to shareholders of the Company in due course.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes nine LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Jamie Buckland (Head of Investor Relations)

Phone: +44 203 388 3116

Email: ir@gaslogltd.com